UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D
                            (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATMENTS FILED
     PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT
                            TO RULE 13D-2(A)

                           (AMENDMENT NO. 2)


                 General Employment Enterprises, Inc.
                 ------------------------------------
                            (Name of Issuer)

                     Common Stock, no par value
                 ------------------------------------
                    (Title of Class of Securities)

                      Common Stock, No Par Value
                    (Title of Class of Securities)


                                224051102
                              ------------
                             (CUSIP Number)

                           Gregory L. Skaggs
                           370 Claggett Road
                         Leitchfield, KY 42754
                              502-410-6920
                         ---------------------
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                           December 12, 2011
      (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


(Continued on following pages)

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1         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 224051102


1 NAME OF REPORTING PERSONS

  Gregory L. Skaggs

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [  ] (b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEM 2(d) OR 2(e) [  ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7 SOLE VOTING POWER            - 0 -

8 SHARED VOTING POWER          - 0 -

9 SOLE DISPOSITIVE POWER       - 0 -

10 SHARED DISPOSITIVE POWER    - 0 -

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN
   SHARES [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   - 0 -

14 TYPE OF REPORTING PERSON              IN

CUSIP No. 224051102


The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned. This Amendment No. 2 amends the Schedule 13D as specifically set forth. The primary purpose of amending the Schedule 13D is to reflect a change in ownership of
PSQ, LLC that occurred as a result of the sale by the reporting person of all of his membership interests in PSQ, LLC to Trinity HR Services, LLC. As a result, the reporting person no longer beneficially owns the Shares of GEE owned directly by PSQ.

Item 2. Identity and Background.

Item 2 is hereby amended to add the following:

On  December  12, 2011,  the  reporting  person  sold  all  of   the
membership interests in PSQ to Trinity HR Services, LLC, a Delaware limited liability company.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(d) are hereby amended and restated as follows:

As of December 12, 2011, the reporting person no longer beneficially owns any Shares of GEE.

Item 7.   Exhibits

Interest Purchase Agreement

SIGNATURES


After reasonable inquiry and to the best of his knowledge and belief the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 22, 2011

/s/ Gregory L. Skaggs
----------------------
   GREGORY L. SKAGGS

Exhibit

                      INTEREST PURCHASE AGREEMENT

	This   Interest Purchase   Agreement  (the "Agreement")   is
made as of December 12, 2011, by and between Gregory L. Skaggs ("Seller") and Trinity HR Services, LLC ("Buyer").

ARTICLE 1.

SALE AND TRANSFER OF INTEREST

1.1 Interest. Seller hereby sells and transfers his 100% membership interest (the "Interest") in PSQ, LLC (the "Company") to Buyer, and Buyer purchases the Interest from Seller, free and clear of all liens and encumbrances on the Interest.

1.2 Purchase Price. The Purchase Price for the Interest shall be $500,000, $164,000 of which Seller acknowledges prior receipt of, two payments of $61,000 each on the date hereof, December 12, 2011 and January 12, 2012, and 9 monthly payments on the 12th day of each month commencing February 12, 2012 and ending October 12, 2012, 2012 in the amount of $23,778.

ARTICLE 2.  REPRESENTATIONS AND WARRANTIES OF SELLER

As a inducement to Buyer to enter into this Agreement, Seller hereby represents and warrants to Buyer as follows (except as set forth in Schedule 2 delivered to Buyer in connection herewith):

2.1     Authority; No Conflict or Default.

   (a) This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, and Seller has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and to perform his obligations under this Agreement.

   (b) Neither the execution and delivery of this Agreement nor the consummation or performance hereof will, directly or indirectly: (i) contravene, conflict with, or result in a violation of (A) any provision of the organizational documents of the Company, or (B) any resolution adopted by the members of the Company; or (ii) contravene, conflict with, or result in a violation of, or give any governmental body or other person the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any legal requirement or any order to which Company or Seller may be subject.

   2.2 Required Consents. Seller is not, nor will it be required to, give any notice to or obtain any consent from any person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby.

   2.3  Title to Interest.   Seller owns the Interest free and clear
        of all encumbrances.

   2.4  Brokers or Finders.   Seller  has  incurred no liability for
        brokerage  or  finders'  fees   or  agents'  commissions  or
        other  similar payment in connection with this Agreement.

   2.5 Investments. Seller represents and warrants that Company's sole liabilities are those set forth in Schedule 3.5 and that Company's sole assets are 9,325,281 shares of common stock of General Employment Enterprises, Inc.

   2.6 Disclosure. No representation or warranty of Seller in this Agreement or any certificate delivered pursuant hereto or otherwise in connection with the transactions contemplated hereby omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading. There is no fact known to Seller that has specific application to the Company or its investments that materially adversely affects or, as far as Seller can reasonably foresee, materially threatens, the assets, business, prospects, financial condition, or results of operations of the Company that has not been set forth in this Agreement.

ARTICLE 3. REPRESENTATIONS AND WARRANTIES OF BUYER

	As an inducement to Seller to enter into this Agreement and to consummate the transaction contemplated hereby, Buyer hereby represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:

3.1     Organization  and  Good  Standing.    Buyer  is  a   limited
        liability company, validly existing under the laws of the State of Delaware.

3.2     Authority; No Conflict.

   (a)  Enforceability.   This  Agreement  constitutes   the  legal,
        valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms. Upon the execution and delivery by Buyer of this Agreement, this Agreement will constitute the legal, valid, and binding obligations of Buyer, enforceable against Buyer in accordance with its respective terms. Buyer has the absolute and unrestricted right, ower, and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

   (b) 	No Conflict.  Neither  the  execution  and  delivery of this
        Agreement by Buyer nor the consummation or performance of any of the transactions contemplated hereby by Buyer will give any person the right to prevent, delay, or otherwise interfere with any of the transactions contemplated hereby pursuant to: any provision of Buyer's organizational documents; any legal requirement or order to which Buyer may be subject; or any contract to which Buyer is a party or by which Buyer may be bound.

3.3 Consents. Buyer is not and will not be required to obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of its obligations hereunder.

3.4 Brokers or Finders. Buyer has incurred no liability for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

ARTICLE 4. GENERAL PROVISIONS

4.1 Binding Agreement; Assignment. This Agreement and the right of the parties hereunder shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heirs, estates and legal representatives. This Agreement may be assigned, provided the assignee enters into such agreements as may be reasonably requested by the other party hereto to substitute itself for the party from which it receives such assignment.

4.2 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Receipt of telecopied or scanned and emailed signature pages shall have the same legal effect as the receipt of original signature pages.

4.3 Expenses. The parties hereto will each pay their own attorneys and accountant fees, expenses and disbursements in connection with the negotiation and preparation of this Agreement and all other costs and expenses incurred in performing and complying with all conditions to be performed under this Agreement.

4.4 Further Assurances. Upon reasonable request from time to time, the parties hereto will deliver and/or execute such further instruments as are necessary or appropriate to the consummation of the transactions contemplated by this Agreement.

5.6 No Third-Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer upon or give any
        Person  except  the  parties  hereto  and  their  respective
        successors  and  assigns  any  remedy,   claim,   liability,
        reimbursement, cause of action or other right under or by reason of this Agreement.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first set forth above.

SELLER:



/s/ Gregory L. Skaggs
-----------------------
Gregory L. Skaggs


BUYER:

TRINITY HR SERVICES, LLC


By: /s/ Brandon Simmons
   --------------------
Brandon Simmons
Manager